UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35961

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
(Full title of the Plan)

LIBERTY GLOBAL PLC
(Issuer of the securities held pursuant to the Plan)

38 Hans Crescent, London, England
SW1X 0LZ
(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Liberty Global 401(k) Savings Plan - Puerto Rico
Englewood, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings Plan - Puerto Rico (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012 and reportable transactions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
June 21, 2013

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

Statements of Net Assets Available for Plan Benefits

	December 31,
	2012	2011
Assets
Cash and cash equivalents	$—	$35,555

Investments, at fair value:
Employer stock	6,264,499	4,087,840
Mutual funds	2,981,869	2,500,057
Money market funds	819,013	699,815
Total investments	10,065,381	7,287,712

Notes receivable from participants	787,213	781,994

Contribution receivables:
Participant	22,226	18,491
Employer	22,226	18,491
Total contribution receivables	44,452	36,982

Liabilities
Accrued liabilities	—	(35,555)

Net assets available for Plan benefits	$10,897,046	$8,106,688

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2012

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$567,320
Employer, net of forfeitures applied	490,197
Total contributions	1,057,517

Investment income:
Net appreciation in fair value of investments	2,308,556
Interest and dividends	55,262
Total investment income, net	2,363,818

Interest income on notes receivable from participants	32,747

Distributions to participants	(633,183)

Fees and expenses	(30,541)

Net increase in net assets available for Plan benefits	2,790,358

Net assets available for Plan benefits, beginning of year	8,106,688
Net assets available for Plan benefits, end of year	$10,897,046

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements

(1)	Description of the Plan

The following description of the Liberty Global 401(k) Savings Plan - Puerto Rico (the Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions. Liberty Global Inc. (LGI), an indirect parent of LCPR and the plan sponsor, reserves the right to amend the Plan at any time.

For additional information regarding changes to LGI common stock subsequent to December 31, 2012, see note 8.

General

The Plan is a defined contribution plan that enables eligible employees of Liberty Cablevision of Puerto Rico LLC (LCPR) to participate in the Plan. The Plan is intended to qualify under sections 1081.01(a) and 1081.01(d) of the Internal Revenue Code for a New Puerto Rico, as amended (the Puerto Rico Code). The Plan has been amended and restated at various dates, the most recent amendment was effective November 8, 2012 and the most recent restatement was January 1, 2011.

On November 8, 2012, LGI Broadband Operations, Inc. (LGI Broadband Operations), the then immediate parent company of LCPR, completed a series of transactions (collectively, the Puerto Rico Transaction) with certain investment funds affiliated with Searchlight Capital Partners L.P. (collectively, Searchlight) that resulted in their joint ownership of (i) LCPR, a subsidiary of LGI Broadband Operations, and (ii) San Juan Cable LLC, doing business as OneLink Communications (OneLink), a broadband communications operator in Puerto Rico. In connection with the Puerto Rico Transaction, (i) LCPR and OneLink were merged, with OneLink as the surviving entity, and (ii) OneLink was renamed as Liberty Cablevision of Puerto Rico LLC. No final determinations have been made regarding the impacts, if any, of the Puerto Rico Transaction on the Plan.

Eligibility

Employees of LCPR who are at least 18 years of age and (i) have worked at least 90 consecutive days or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan. Employees are automatically enrolled in the Plan upon eligibility unless they affirmatively elect not to participate. Independent contractors, temporary employees, employees under a collective bargaining agreement, directors who are not employed by LCPR or in any other capacity, employees who where not employees of LCPR on November 8, 2012, employees hired on or after November 8, 2012 at a location other than Luquillo, Puerto Rico, interns and individuals who are nonresident aliens and who receive no earned income from sources within the United States are not eligible to participate in the Plan.

Trustee and Recordkeeper

Under the terms of a trust agreement between LGI and Oriental Financial Group, Inc. (the Trustee) and a recordkeeping and custodial agreement between LGI and Mid Atlantic Trust Company (Mid Atlantic), the Trustee, through Mid Atlantic, manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund. Caribbean Pension Consultants is the third-party administrator of the Plan.

Contributions

Participants may make (i) pre-tax contributions of their eligible compensation, as defined in the Plan, up to the tax limit (as noted below), (ii) after-tax contributions up to 10% of their compensation after pre-tax contributions have been made up to the tax limit or (iii) catch-up contributions for participants upon reaching age 50 of up to the tax limit (as noted below). Upon obtaining eligibility in the Plan, participants are automatically enrolled for a 3% pre-tax contribution of eligible compensation unless they affirmatively elect not to participate or select another pre-tax contribution percentage. Participants may change their contribution elections at any time. LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. LGI reserves the right to change the matching contribution at any time. All participant contributions and employer matching contributions are subject to limitations contained in the Puerto Rico Code. During 2012, participant pre-tax contributions and catch-up contributions were limited to $13,000 and $1,500, respectively, per participant.

Participant contributions may be invested in any investment offered by the Plan at the participant's election, except for the INVESCO Short Term Liquid Asset Investment, which is used by Mid Atlantic to manage contributions. Employer contributions for participants who are not fully vested are invested in the Liberty Global, Inc. Series C Common Stock Fund. Participants

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements — (Continued)

who are fully vested in their employer contributions can direct the employer contributions to any investment in the Plan, except for the INVESCO Short Term Liquid Asset Investment.

Rollovers
Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Notes Receivable from Participants (Participant Loans)
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (i) $50,000 or (ii) the greater of 50% of their vested account balance or $10,000 (if the participant is vested in at least $10,000). Unless the loan is for the purchase of a participant’s primary residence, loans must be repaid within five years, and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1% (ranging from 4.25% to 9.25% at December 31, 2012). This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan. Loans are secured by the vested balance in the participant's account and principal and interest are paid ratably through bi-weekly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant's termination prior to full vesting) are first used to pay Plan administrative expenses other than participant loan fees (if any), with any excess used to offset LGI's future matching contributions. Forfeitures for the year ended December 31, 2012 aggregated $5,553. During the year ended December 31, 2012, Plan expenses of $16,654 were paid out of forfeitures. Forfeitures of $77,123 were used to offset employer contributions during the year ended December 31, 2012. Unallocated forfeitures available as of December 31, 2012 and 2011 were $205 and $72,025, respectively.

Investment Options

As of December 31, 2012, the Plan had various investment options, including 19 mutual funds, two employer stock funds and one money market fund. Plan participants may change investment options and contribution percentages on a daily basis. Plan participants may not invest in the INVESCO Short Term Liquid Asset Investment.

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability, financial hardship (as defined in the Plan) or termination of employment. Distributions and other withdrawals are processed on a daily basis. Benefits may be paid in a lump-sum and employer stock may be received in-kind. In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. Certain other in-service distributions are allowed if certain criteria are met.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Years of service	Vesting percentages

Less than 1	—%
1	33%
2	66%
3 or more	100%

Employer contributions become fully vested when a participant (i) attains the normal retirement age of 65, (ii) terminates employment due to disability or (iii) dies.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements — (Continued)

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of the Puerto Rico Code and the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant's contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments, distributions and loan and distribution fees. The investment earnings or losses of each investment fund are allocated to each participant's account in accordance with the Plan document.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value. For additional information, see note 4.

Net appreciation or depreciation in fair value of investments as reflected in the accompanying statement of changes in net assets available for Plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date. The cost basis of shares distributed is determined using the moving average method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Income Taxes

The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under the Puerto Rico Code. On January 29, 2009, the Puerto Rico tax authorities provided a favorable determination letter, effective April 1, 2006, that the Plan is qualified under Puerto Rico laws. The Plan has been amended since the effective date of this determination letter, however the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Accounting principles generally accepted in the United States of America (GAAP) require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the relevant tax authority. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Voting Rights of LGI Common Stock

The Trustee holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant's account. For all other investments in the Plan, the Trustee has the right to vote any shares.

For additional information regarding changes to LGI common stock subsequent to December 31, 2012, see note 8.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements — (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant loans are reclassified to distributions to participants based on the terms of the Plan document.

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans, which are paid by the respective participants, and then to offset employer matching contributions. Administrative expenses of the Plan are paid directly by LCPR or LGI, and accordingly are not included in the Plan financial statements. Loan fees paid by participants were $13,887 during 2012.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related Party/Party-in-Interest Transactions

The Plan contains two funds comprised of LGI common stock: the Liberty Global, Inc. Series A Common Stock Fund and the Liberty Global, Inc. Series C Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan and are reflected in the net appreciation or depreciation of those funds.

(3)	Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011

Liberty Global, Inc. Series C Common Stock Fund (a) (b)	$5,141,859	$3,287,550
Liberty Global, Inc. Series A Common Stock Fund (b) (c)	$1,122,640	$800,290
Fidelity Retirement Money Market Account (c)	$781,518	$672,636
_______________

(a)	Participant and non-participant directed investments.

(b)	For additional information regarding changes to LGI common stock subsequent to December 31, 2012, see note 8.

(c)	Participant directed investments.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements — (Continued)

(4)	Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan's investments, either directly or indirectly. Level 3 inputs are unobservable inputs for the Plan's investments. The Plan records transfers of investments in or out of Levels 1, 2 or 3 at the beginning of the quarter during which the transfer occurred. During the year ended December 31, 2012, no such transfers were made.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Money market funds, mutual funds and employer stock. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan has concluded that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of Plan investments measured at fair value is as follows:

	Using quoted prices in active markets for identical assets (Level 1)
	December 31,
Description	2012	2011

Employer Stock	$6,264,499	$4,087,840
Mutual funds:
Target retirement funds	1,168,158	1,003,675
High quality bond funds	375,146	318,906
Large-cap blend funds	272,841	224,017
Small-cap growth funds	231,794	180,419
Large-cap value funds	213,783	168,181
Foreign stock funds	209,444	198,193
Small-cap value funds	202,919	175,382
Large-cap growth funds	173,056	128,454
Mid-cap blend funds	87,026	67,093
High-cap yield bond funds	47,702	35,737
Money market funds	819,013	699,815
Total	$10,065,381	$7,287,712

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements — (Continued)

(5)	Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2012
	LGI common stock (a)	Other (b)	Total

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$67,894	$499,426	$567,320
Employer, net of forfeitures applied	485,655	4,542	490,197
Total contributions	553,549	503,968	1,057,517

Investment income:
Net appreciation in fair value of investments	2,007,851	300,705	2,308,556
Interest and dividends	—	55,262	55,262
Total investment income, net	2,007,851	355,967	2,363,818

Interest income on notes receivable from participants	—	32,747	32,747

Distributions to participants	(357,876)	(275,307)	(633,183)

Fees and expenses	—	(30,541)	(30,541)

Exchanges, participant loan withdrawals and repayments, net	(26,865)	26,865	—

Net increase in net assets available for Plan benefits	2,176,659	613,699	2,790,358

Net assets available for Plan benefits, beginning of year	4,087,840	4,018,848	8,106,688

Net assets available for Plan benefits, end of year	$6,264,499	$4,632,547	$10,897,046
_______________

(a)	Participant and non-participant directed investments.

(b)	Participant directed investments (except for the INVESCO Short Term Liquid Asset Investment, which is not open for investment).

(6)	Concentrations, Risks and Uncertainties

The Plan invests in (i) various money market and mutual funds and (ii) common stock of LGI. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market's perception of the issuers or changes in interest rates. Shares of LGI common stock are also exposed to risks specific to LGI. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for Plan benefits. Investment in the common stock of LGI represented 57% and 50% of the net assets available for Plan benefits as of December 31, 2012 and 2011, respectively. Accordingly, changes in the LGI common stock price can have a significant impact on the Plan's net assets available for Plan benefits.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO
Notes to Financial Statements — (Continued)

(7)	Reconciliations of Financial Statements to Form 5500
The following are reconciliations of (i) investments and (ii) total investment income, net per the accompanying financial statements to Form 5500:

	December 31,
	2012	2011

Total investments per the accompanying financial statements	$10,065,381	$7,287,712
Adjustment to show notes receivable from participants as an investment	787,213	781,994
Total investments per Form 5500 (unaudited)	$10,852,594	$8,069,706

	Year ended December 31, 2012

Total investment income, net per the accompanying financial statements	$2,363,818
Adjustment to show interest income on notes receivable from participants as investment income	32,747
Total investment income, net per Form 5500 (unaudited)	$2,396,565

(8)	Subsequent Event

On June 7, 2013, Liberty Global plc, a public limited company organized under English law (Liberty Global), LGI and Virgin Media Inc., a Delaware corporation (Virgin Media), completed a series of mergers (the Mergers) pursuant to which Liberty Global became the publicly-held parent company of the successors by merger of LGI and Virgin Media. In connection with the Mergers, each share of Series A common stock, par value $0.01 per share, of LGI was converted into the right to receive one Class A ordinary share of Liberty Global and each share of Series C common stock, par value $0.01 per share, of LGI was converted into the right to receive one Class C ordinary share of Liberty Global. On June 10, 2013, the Liberty Global Class A and Class C ordinary shares began trading on the NASDAQ Global Select Market under the symbols LBTYA and LBTYK, respectively, which were the same trading symbols as the Series A common stock and the Series C common stock, respectively, of LGI.  As a result of the Mergers, the shares of LGI held by the Plan were exchanged for ordinary shares of the corresponding class of Liberty Global ordinary shares.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
December 31, 2012
Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Current Value
*	Liberty Global, Inc. Series C Common Stock (a)	Common stock	87,521	$5,141,859
*	Liberty Global, Inc. Series A Common Stock	Common stock	17,831	1,122,640
	Fidelity Retirement Money Market Account	Money market fund	781,518	781,518
	Fidelity Freedom 2020	Mutual fund	30,551	437,188
	PIMCO Total Return D	Mutual fund	32,658	367,076
	Fidelity Freedom 2030	Mutual fund	24,351	346,507
	Baron Growth	Mutual fund	4,320	231,794
	Allianz NFJ Small Cap Value - Institutional	Mutual fund	6,778	202,919
	Dodge and Cox Stock	Mutual fund	1,754	213,783
	Fidelity Freedom 2010	Mutual fund	9,677	136,638
	The Growth Fund of America R4	Mutual fund	5,070	173,056
	Fidelity Spartan U.S. Equity Index	Mutual fund	2,689	135,779
	Fidelity Freedom 2040	Mutual fund	19,353	159,856
	Davis New York Venture A	Mutual fund	3,941	137,062
	Fidelity Spartan International Index	Mutual fund	3,505	120,146
	Thornburg International Value R5	Mutual fund	3,185	89,298
	Fidelity Low-Priced Stock	Mutual fund	2,203	87,026
	Fidelity Freedom 2050	Mutual fund	5,193	50,063
	PIMCO High Yield - Administrative Class	Mutual fund	4,948	47,702
	Fidelity Freedom Income	Mutual fund	2,177	25,489
	Fidelity Freedom 2000	Mutual fund	1,003	12,417
	Fidelity Inflation-Protected Bond	Mutual fund	604	8,070
	INVESCO Short Term Liquid Asset	Money market fund	37,495	37,495
	Total investments			10,065,381

*	Notes receivable from participants	Interest rates from 4.25% to 9.25%, various maturity dates		787,213
	Total assets held at the end of the year			$10,852,594
_______________

*	Party-in-interest as defined by ERISA.

(a)	Historical aggregate cost of Liberty Global, Inc. Series C common stock is $2,754,508.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500 SCHEDULE H, Part IV, Line 4j
For the year ended December 31, 2012
Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain

Category (i) - individual transactions in excess of 5% of Plan assets: None

Category (iii) - series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. (a)	Series C common stock	29	$810,733	$—	$810,733	$810,733	$—
Liberty Global, Inc. (a)	Series C common stock	86	$—	$574,579	$343,659	$574,579	$230,920
_______________

(a)	Represents a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

By:	/s/ BERNARD G. DVORAK
Bernard G. Dvorak
Member of Plan Committee

June 21, 2013

EXHIBIT INDEX

Shown below are the exhibits, which are filed or furnished as a part of this Report—

23.1 — Consent of Independent Registered Public Accounting Firm – Anton Collins Mitchell LLP